Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

March 23, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Dean Suehiro, Senior Staff Accountant
Kathryn T. Jacobson, Staff Accountant

RE:	Dolby Laboratories, Inc. Form 10-K for the Fiscal Year Ended September 29, 2006 Filed December 12, 2006 Form 10-Q for the Quarter Ended December 29, 2006 File No. 1-32431

Ladies and Gentlemen:

Dolby Laboratories, Inc. (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 14, 2007, related to the above-referenced reports of the Company. For the convenience of the Staff, each comment from the Staff is restated in bold italics prior to the response to such comment.

Form 10-Q for Fiscal Quarter Ended December 29, 2006

Licensing Gross Margin, page 20

1.	Please tell us in more detail the current and previous methodologies you used to determine royalty expenses including why this current methodology is preferable. It is unclear to us why the royalty expenses determined under the previous methodology constitute an overpayment. Also, tell us why Exhibit 18 was not required to be filed under Item 601 of Regulation S-K.

We advise the Staff that there was no change in accounting principles or practices (or any change in the method of applying any accounting principles or practices) with respect to our accruing expenses related to our royalty obligations to an unrelated third party licensor under the patent license agreement that is the subject of the disclosure on page 20 of our Quarterly Report on Form 10-Q for the quarter ended December 29, 2006.

The change in royalty payments to this licensor discussed in the disclosure in our periodic reports relates to a change in how we are calculating royalty payments under the terms of the patent license agreement. We advise the Staff that we have been licensing patents from this licensor for over 10 years and from the beginning of the licensing arrangement through the end of the second quarter of fiscal 2006, we accrued and paid royalties under the patent license agreement on sales of both encoding and decoding products and technologies. In the third quarter of fiscal 2006, we evaluated whether the patents licensed to us covered all of the products and technologies for which we were paying royalties to the licensor. Based on the evaluation, we determined that the licensed patents were not applicable to decoding products and technologies, and, as a result, we believe that under the terms of the patent license agreement we may not owe royalties on sales of decoding products and technologies. Consequently in the third quarter of fiscal 2006, we informed the licensor that we intended to pay royalties going forward only for sales of encoding products and technologies, and have subsequently been paying royalties on this basis. However, there continues to be significant uncertainty regarding the outcome of this matter, and based on our assessment of the available facts and circumstances in accordance with SFAS 5, we continue to accrue royalty expense for sales of both decoding and encoding products and technologies. We advise the Staff that subsequent to the filing of our Quarterly Report on Form 10-Q for the quarter ended December 29, 2006, the licensor informed us that they disagreed with our interpretation of the patent license agreement and continue to believe that we owe royalties for sales of both encoding and decoding products and technologies. We are actively trying to resolve this matter with the licensor.

We appreciate the Staff’s comment and will clarify the disclosure in future filings.

We respectfully advise the Staff that Exhibit 18 to Item 601 of Regulation S-K was not required to be filed as there was no change in any accounting principles or practices, or any change in the method of applying any accounting principles or practices.

2.	Please tell us why the difference between the royalty expenses determined under the current and previous methodologies is not required to be accrued under SFAS 5.

We respectfully refer the Staff to our response to Staff Comment No. 1. We respectfully advise the Staff that the difference has been accrued as described in our response to Staff Comment No. 1.

3.	Please tell us what your accrued royalties would have been, had you calculated unpaid amounts using the methodology under which you historically calculated royalties and disclose the impact on licensing gross margins.

We respectfully refer the Staff to our response to Staff Comment No. 1. We advise the Staff that the change in the royalty payment calculation has had no impact on licensing gross margins as the difference has been accrued.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (415) 645–5202 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

Dolby Laboratories, Inc.

/s/ Kevin J. Yeaman
Kevin J. Yeaman
Chief Financial Officer

cc:	N.W. Jasper, Jr.
Mark S. Anderson
Roger Siboni
Dolby Laboratories, Inc.

Thomas C. DeFilipps
Mark B. Baudler
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Prabhakar Kalavacherla
KPMG LLP